CONFIDENTIAL

January 17, 2023

[CONFIDENTIAL SUBMISSION VIA EDGAR]

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549
Attn: John Cannarella, Jenifer

Gallagher, John Coleman, Cheryl

Brown, and Laura Nicholson

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated October 13, 2022 regarding
Foremost Lithium Resource & Technology Ltd.
Amended Draft Registration Statement on Form F-1
Submitted September 16, 2022
CIK No. 0001935418

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the October 13, 2022 letter regarding the above-referenced confidential Amended Draft Registration Statement on Form F-1 (the “Registration Statement”) of Foremost Lithium Resource & Technology Ltd. (the “Company”, “we,” “our,” or “us”) confidentially submitted on September 16, 2022. For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is submitting via EDGAR to the Registration Statement, responding to the Staff’s comments and including certain other revisions and updates.

Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement.

January 17, 2023

Our responses are as follows:

Amendment No. 1 to Draft Registration Statement on Form F-1

Scientific and Technical Information, page 2

Staff Comment No. 1.

We note that you disclose an inferred resource and related information in several sections of the filing.

Therefore, to support these disclosures, you must file a technical report summary, and a written consent from the qualified person as exhibits to your registration statement to comply with Item 1302(b)(2) and Item 1302(b)(4)(iv) of Regulation S-K, applicable pursuant to Instruction 3 to Item 4 of Form 20-F, and Item 4(a) of Form F-1.

Please note that a technical report prepared under Canadian rules will not generally meet the technical report summary requirements in Item 1302 and Item 601(b)(96) of Regulation S-K.

Company’s Response:

We have filed a technical report summary and a written consent from the qualified person as exhibits 96.1, 23.4, and 23.5.

Staff Comment No. 2.

We note that you use definitions and terminology that do not correspond to the definitions found under Item 1300 of Regulation S-K.

For example, on page 2 you utilize the term “competent person” in referring to disclosure pertaining to the third party engineers, rather than using the term “qualified person,” which is defined in Item 1301 of Regulation S-K, and on page 107, you include the definition of a “preliminary economic assessment,” rather than the definition of an “initial assessment,” which is also defined in Item 1301 of Regulation S-K.

Please revise your filing to incorporate the definitions and terminology found under Item 1300 of Regulation S-K.

Company’s Response:

We have revised the terms throughout the Registration Statement to incorporate the definitions and terminology found under Item 1300 of Regulation S-K.

Our Company, page 10

Staff Comment No. 3.

Please label and define each of the y-axes in the graphs provided on page 10 titled “Figure 16: Price performance over the last three years (update).”

January 17, 2023

Company’s Response:

We have added labels defining each of the y-axes in the graphs provided on page 9 titled “Figure 16: Price performance over the last three years (update).”

Implications of Being an Emerging Growth Company, page 18

Staff Comment No. 4.

Please expand your disclosure to identify those exemptions and scaled disclosures which overlap with the ones available to you as both a foreign private issuer and an emerging growth company and to clarify the extent to which you will continue to enjoy any exemptions and scaled disclosures as a result of your status as a foreign private issuer once you no longer qualify as an emerging growth company.

Company’s Response:

We have revised the disclosure on page 18 to identify the overlapping exemptions and scaled disclosures and to clarify the extent to which the exemptions and scaled disclosures related to being a foreign private issuer will continue to apply.

Use of Proceeds, page 37

Staff Comment No. 5.

We note your disclosure that $1,145,000 (US$917,321,000) from the proceeds of this offering will be used to fully repay a debt owed to a shareholder. Please disclose in this section the interest rate and maturity of such indebtedness, and if incurred within the past year, disclose the uses to which the proceeds of such indebtedness were put. Refer to Item 4 of Form F-1 and Item 3.C.4 of Form 20-F.

Company’s Response:

The Company has determined that the proceeds from this offering will no longer be used to repay the debt owed to the shareholder. We have revised page 37 of the Registration Statement to remove the disclosure.

Staff Comment No. 6.

We note your disclosure that $1,534,601 (US$1,229,945) of net proceeds will be used to fund cash acquisition costs for properties previously acquired. Please revise your registration statement to clarify and describe these acquisitions. Refer to Item 3.C of Form 20-F.

Company’s Response:

The Company has determined that the proceeds from this offering will no longer be used to repay acquisition costs for properties previously acquired. We have revised page 37 of the Registration Statement to remove the disclosure.

January 17, 2023

Our Claims History, page 54

Staff Comment No. 7.

We note that you have identified two or more material properties though have not provided all the summary and individual property disclosures prescribed by Items 1303 and 1304 of Regulation S-K.

For example, the summary disclosure should include a map of all properties to comply with Item 1303(b)(1); while the individual property disclosure should include comparable details for each material property along with the location of the property, that is accurate to within one mile, using an easily recognizable coordinate system, the planned exploration program including timeframe and cost, and the total cost or book value of the property to comply with Item 1304(b).

The summary disclosures should encompass all of your properties, including both material and non-material properties, and should appear in advance of and incremental to the individual property disclosures. The information required for the individual property disclosure are more extensive and detailed in comparison.

Please revise your filing to include and differentiate between the summary and individual property disclosures to comply with the aforementioned guidance.

Company’s Response:

We have revised the section titled “Summary Disclosure – Our Claims History” on pages 54 through 68 of the Registration Statement to include the summary and individual property disclosures prescribed by Items 1303 and 1304 of Regulation S-K for our material properties.

Staff Comment No. 8.

We note that you have duplicative disclosures on pages 56 and 86, regarding exploration on the Zoro property, and duplicative disclosures on pages 65 and 101, regarding the Peg North mineral claims.

When presenting the overview, you should include disclosures concerning mining properties that are material to an investor’s understanding of your properties and mining operations in the aggregate. Such information should include reference to disclosures pertaining to your individually material properties, for which disclosures are provided elsewhere in the filing in response to Item 1304 of Regulation S-K (following the summary disclosure), rather than duplicate such disclosures.

Please revise your filing to remove duplicate information related to the descriptions of your mineral properties, including those mentioned above and any similar instances of duplicative disclosures, to comply with Item 1303(b)(2)(iii) of Regulation S-K.

January 17, 2023

Company’s Response:

We have revised the disclosures to remove duplicative information related to descriptions of our material properties, including by removing the information regarding exploration on the Zoro property on page 86 and information regarding the Peg North mineral claims on page 65.

Staff Comment No. 9.

Given the status of your operations, it appears that you should revise your property disclosures to identify each property as an exploration stage property, and to more clearly focus on geological information that is brief and relevant to the property, to comply with Item 1304(c) of Regulation S-K.

Company’s Response:

We have revised the disclosure throughout the Registration Statement to more clearly identify each property as an exploration stage property, and to more clearly focus on geological information that is brief and relevant to each property.

Staff Comment No. 10.

Please revise your filing to provide disclosures regarding exploration activity on material properties based on the guidance set forth in Item 1304(g) of Regulation S-K.

Company’s Response:

We have revised the disclosure throughout the Registration Statement to provide disclosures regarding exploration activity on material properties based on the guidance set forth in Item 1304(g) of Regulation S-K.

Description of Share Capital, page 117

Staff Comment No. 11.

We note your disclosure that there are 23 shareholders of record for your common shares. Please state the number and percentage of shares held by U.S. holders of record. Refer to Item 4 of Form F-1 and Item 7.A.2 of Form 20-F.

Company’s Response:

We have revised the disclosure in the section titled “Description of Share Capital” to state the number and percentage of shares held by U.S. holders of record.

January 17, 2023

Financial Statements, page F-1

Staff Comment No. 12.

It is our understanding that you have published unaudited financial statements as of and for the three months ended June 30, 2022, as well as Management’s Discussion and Analysis for this interim period. Please include this updated financial information in your registration statement.

Company’s Response:

We have updated the Registration Statement, including the section titled “Management’s Discussion and Analysis,” to include the unaudited financial statements as of and for the six months ended September 30, 2022.

Staff Comment No. 13.

Please disclose the date when the financial statements were authorized for issue and who gave that authorization as required by paragraph 17 of IAS 10.

Company’s Response:

We have updated the filing on page F-10 to disclose that the audit committee and board of directors of the Company authorized the financial statements for issue on July 29, 2022.

Report of Independent Registered Public Accounting Firm, page F-2

Staff Comment No. 14.

We note your disclosure on page F-37 regarding your prior year restatement. Please tell us how your auditor considered the guidance in paragraph 18(e) of PCAOB Auditing Standard 3101 in determining whether to add explanatory language to their report regarding the correction of the misstatement in previously issued financial statements.

Company’s Response:

The restatement noted on page F-37 was in relation to our financial statement that were filed in Canada. As we are listed on the Canadian Securities Exchange, and have been filing financial statements historically, the audit report associated with the financial statements for the year ended March 31, 2022 filed in Canada included the relevant explanatory language regarding the correction of the misstatement in previously issued financial statements in Canada.

With respect to the registration statement and the audited financial statement incorporated within, the audit opinion did not include explanatory language regarding the correction of a misstatement as these financial statements were audited in accordance with PCAOB standards, had historically never been prepared, approved, or filed and did not note such a restatement.

January 17, 2023

Accordingly, we propose that for the purposes of the registration statement and related future submissions, we will remove any reference to a restatement within its financial statements

Consolidated Statements of Financial Position, page F-5

Staff Comment No. 15.

Please disclose the nature of the GST receivable and your expectations for collection.

Company’s Response:

We have revised the disclosure on page F-38 to state that GST is a Canadian commodity tax which is refundable by the Canada Revenue Agency. The Company received a refund cheque from Canada Revenue Agency quarterly.

Exhibits

Staff Comment No. 16.

We note that you have not filed any material contracts. Please file all material contracts required by Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K. For example, please file the following agreements, or tell us why you do not believe they are required to be filed.

• the option agreements for the Zoro, Jean Lake and Peg North properties;

• the agreements for outstanding debt, including loans from related parties; and

• warrant agreements for outstanding warrants and the representative warrants.

Company’s Response:

We have attached the Company’s material contracts as exhibits to the Registration Statement.

General

Staff Comment No. 17.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

January 17, 2023

Company’s Response:

All written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act have been provided to you separately.

January 17, 2023

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (604) 330-8067, or Anthony Epps of Dorsey & Whitney LLP, our outside legal counsel at (303) 485-1109.

Sincerely,

Foremost Lithium Resources Technology Ltd.

Jason Barnard

President and Chief Executive Officer

cc:	Anthony Epps, Esq., Dorsey & Whitney LLP